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                            BFMA HOLDING CORPORATION
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June 27, 2001


VIA FACSIMILE AND OVERNIGHT COURIER

Timothy M. George
Greenhill & Co., LLC
300 Park Avenue, 23rd Floor
New York, NY 10022

         Re:      Morton's Confidentiality Agreement and Requested Information

Dear Mr. George:

         It has been almost two months since BFMA made its offer for Morton's and over one week since your representatives and Morton's counsel met with BFMA representatives to review the additional financial information you requested and we still do not have a confidentiality agreement from your client. I am disappointed but not surprised by Morton's continued lack of responsiveness.

         Although we believed that your requests for additional financial information concerning BFMA's offer were neither customary nor reasonable at this point in the process, we are committed to pursuing the transaction and provided to you further evidence of BFMA's and Icahn's capacity and commitment to finance the transaction. We provided this information with the expectation that we would move beyond the stalling that has characterized Morton's response to BFMA thus far, and immediately execute a reasonable and customary confidentiality agreement, immediately receive the due diligence information previously requested by BFMA and receive an indication that the special committee was committed to the sale process. Instead, we have only received excuses.

         Given the company's complete inaction with respect to this matter, we are convinced that the special committee is taking whatever steps it deems necessary to avoid truly exploring BFMA's offer. Their inaction simply confirms that, despite what may be in the best interest of shareholders, this board does not want to see this company sold to BFMA or anyone else.

         Their inaction appears intended to insure that our due diligence and purchase documentation cannot be completed prior to the expiration of our financing commitment letter. It is clear to anyone observing their actions that they are taking an unreasonable amount of time to address each step in this process. Notwithstanding their delay, BFMA remains committed to this acquisition and, if necessary, will explore an extension of its financing commitment. In addition, we have already received expressions of interest from numerous alternative sources of capital.

         In addition to the company's public statements about reducing expenses and exploring strategic alternatives, it is our understanding that, in exchange for the agreement by certain large institutional shareholders to reelect Allen Bernstein, John Castle and Tom Baldwin, these directors and officers promised that the company would explore adding a shareholder representative as a director, promptly engage in a review of strategic alternatives, including a fair

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          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064


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Timothy M. George
Greenhill & Co., LLC
June 27, 2001
Page 2


and expeditious review of BFMA's offer, and explore the interest of other parties in acquiring the company. It has been nearly two months and the company has not delivered on any of these promises. We believe that management's and the special committee's inaction borders on a violation of their fiduciary duties to shareholders. Their inaction makes BFMA believe that they never truly intended to explore a sale of the company. In fact, we now believe that these promises were made without any intention of fulfilling them and solely to keep Messrs. Bernstein, Baldwin and Castle on the board.

         We are further disappointed by the actions of John Castle, the purported "chairman" of the not-so-independent special committee of Morton's board. His actions appear aimed at preventing BFMA from performing due diligence. We believe that Mr. Castle's efforts to delay the sale process are the result of his desire to have BFMA drop its offer to purchase the company. He appears hopeful either that BFMA's financing commitment will expire or that the certain large institutional shareholders to whom they made the promises above will sell their stock. These both may happen but BFMA is not going away. We believe and many other shareholders have expressed their belief that Mr. Castle is not acting in the interest of all of the Morton's shareholders.

         We believe there is tremendous opportunity in the Morton's brand; however, we have little confidence in the existing senior management team to realize that value for the company's shareholders. The recent announcements by management regarding Morton's expected financial performance cause us great concern. If these statements are true, they are further evidence supporting our concerns that this senior management team is incapable of managing Morton's through these turbulent times.

         I had hoped that we would engage in a productive dialogue; however, your client's inaction leaves me no choice but to assume that we are not going to make any progress without further exposing their misdeeds. The company's directors should stop wasting the shareholders money and save themselves possible further embarrassment. I look forward to hearing from you shortly.


Sincerely,

/s/ Barry W. Florescue

Barry W. Florescue
Chairman and CEO


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          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064